BD 3/18


02003634

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL
RECEIVED
MAR 0 5 2002
354
WASH, D.C.

SEC FILE NUMBER
8-47247

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Klein Investment Group, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

433 N. Camden Drive, Suite 500
(No. and Street)

Beverly Hills,	California	90210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Klein 310-205-8777
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name — *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260	Los Angeles,	California	90064
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, Michael Klein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Klein Investment Group, L.P., as of December 31, 2001, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



DAVE BANERJEE
Commission # 1180149
Notary Public - California
Los Angeles County
My Comm. Expires Apr 18, 2002

[Signature]
Signature

PRESIDENT
Title

[Signature: Dave Banerjee]
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 0 5 2002
WASH, D.C.
354
SECTION

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2001

~~KLEIN INVESTMENT GROUP, L.P.~~
433 NORTH CAMDEN DRIVE, SUITE 500
BEVERLY HILLS, CALIFORNIA 90210

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Klein Investment Group, L.P.
Beverly Hills, California

I have audited the accompanying statement of financial condition of Klein Investment Group, L.P. as of December 31, 2001 and related statements of income (loss), cash flows, and changes in partners' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3- 1. These financial statements are the responsibility of Klein Investment Group, L.P.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Klein Investment Group, L.P. as of December 31, 2001 and the results of its operations, cash flows, partners' equity and the supplemental schedule of net capital for the year then ended in conformity with United States generally accepted accounting principles.



George Brenner, CPA

Los Angeles, California
February 20, 2002

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 382,002
Receivable from clearing broker	64,876
Clearing deposit	541,349
Securities, at market value	2,173,197
Prepaid expenses and other assets	20,343
Equipment - at cost net of accumulated depreciation of $145,112	18,347
Note receivable	650,000
Total assets	**$3,850,114**

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued expenses	$ 125,437
Note payable	710,986
	836,423
Partners' total capital	3,013,691
Total liabilities and partners' capital	**$3,850,114**

See accompanying notes to financial statements.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues	
Commissions	$ 744,201
Trading	800,974
Over the counter	315,366
Interest and dividends	169,475
Settlement fee	153,781
Other income	85,000
Total revenues	**2,268,797**
Expenses	
Employee compensation and related expenses	629,592
Clearing and quotation costs	141,404
Occupancy	87,769
Professional fees	136,407
Regulatory fees	6,331
General, administrative and other	282,862
Depreciation	22,001
Write off of investment	136,020
Total expenses	**1,442,386**
Net Income	**$ 826,411**

See accompanying notes to financial statements.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2001

Capital - January 1, 2001	$ 2,537,280
Net income	826,411
Distributions	(350,000)
Capital - December 31, 2001	$ 3,013,691

See accompanying notes to financial statements.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

NET CASH PROVIDED BY OPERATIONS	
Net Income	$ 826,411
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Depreciation	22,000
Accounts Receivable	664,378
Inventory	(600,015)
Prepaid Expenses	(9,989)
Securities - Univ Angels	136,020
Note Receivable	350,000
Accounts Payable	35,424
Payroll Taxes Payable	668
Due to Partners	(90,000)
Note Payable	(190,000)
Accrued Expenses	(362,136)
Deferred Interest Income	(160,000)
NET CASH PROVIDED BY OPERATIONS	622,761
CASH FLOWS FROM INVESTING ACTIVITIES:	
Increase Property & Equipment	(5,257)
NET CASH USED FOR INVESTING	(5,257)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distribution	(350,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	(350,000)
NET INCREASE IN CASH	267,504
Cash at Beginning of Period	2,170,587
Transfer of Jefferies Investment	(2,056,089)
CASH BALANCE	$ 382,002
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
State Income Tax Paid	$ 1,600
Interest Paid	0
Non Monetary Transaction	
Write Off of Investment	$ 136,020

See accompanying notes to financial statements.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION

Klein Investment Group, L.P. (the Partnership) is a registered broker dealer under the Securities Exchange Act of 1934, a registered investment advisor, and a member of the National Association of Securities dealers, Inc. (NASD). The General Partner of the Partnership is ICG, Inc. Mr. Michael G. Klein is the sole owner of ICG, Inc. Mr. Klein is also a limited partner of the Partnership. The Partnership operates as a business advisor and management consulting group. The Partnership clears its securities transactions on a fully disclosed basis with a clearing broker and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii). Commission income of the Partnership was earned principally by Mr. Michael G. Klein.

During the year ended December 31, three of the limited partners withdrew. As a result the partnership's partners are: ICG, Inc. (general partner) and Mr. Michael Klein (limited partner).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
Cash and cash equivalents consist of cash in bank, money market and brokerage accounts.

Valuation of Investments
Marketable securities are recorded at quoted market values and securities not readily marketable are valued at fair value as determined by management. Unrealized gains or losses are included in income.

Depreciation and Amortization
Property and equipment are being depreciated using accelerated methods over the estimated useful lives of the respective assets. Leasehold improvements are being amortized over five years using the straight line method. Repair and maintenance expenditures not anticipated to extend asset lives are charged to expense as incurred.

Allowance for Doubtful Accounts
No allowance for doubtful accounts had been provided against the $650,000 note receivable. Because the note receivable is linked to the note payable (See Notes 3 and 7), management believes no bad debt loss provision is required.

The Partnership has uninsured cash of $282,002.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001

NOTE 3 - NOTE RECEIVABLE

In May, 2000 the Partnership lent $1,000,000 to Watchnet, a California based internet company. The loan carries an interest rate of 24% and is due in full on May 31, 2001. Semiannual, interest only payments are made in advance commencing May 26, 2000. Deferred interest income of $160,000 was recorded at December 31, 2000. The loan is secured by jewelry owned by Watchnet. The terms of the note allow the Partnership the right, but not the obligation, to convert the note into common stock of Watchnet at a price specified in the agreement.

During the year, $350,000 was received and all applied to the principal resulting in a balance of $650,000 to be paid in cash ($400,000) and a note ($250,000) from "A Bid of Time, Inc." The Company waived all its right to interest. See Note 7 "Note Payable".

NOTE 4 - SECURITIES OWNED

Marketable investment securities consist of publicly traded securities.

Securities owned, not readily marketable, consist of investments in a limited liability corporation, Watchnet. This investment in securities is not readily marketable amounting to $650,000 at December 31, 2001. It has been valued at fair value as determined by the Partnership's management. However, because of the inherent uncertainty of valuation, management's estimate of the fair value may differ significantly from the value that would have been used had a ready market existed for the security, and the difference could be material. However, see Note 2 - Allowance for Doubtful Accounts.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	Cost
Furniture and fixtures	$50,299
Computer equipment	81,411
Office equipment	18,914
Leasehold improvements	12,835
	163,459
Less: accumulated depreciation	145,112
Total	$18,347

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001

NOTE 6 - COMMITMENTS

The Partnership is provided its use of quote machines and other equipment on a month-to-month basis. The Partnership is charged an allocated amount for the use of this equipment.

NOTE 7 - NOTE PAYABLE

In April 2000 the Partnership received $6,500,86 from an individual. On April 26, 2000, the partnership and the individual identified $4,770,449 of the above proceeds as a loan convertible into Partnership equity at the election of the individual. The loan was payable on demand and did not provide for interest. On May 26, 2000 the Partnership identified $1,000,000 of the above proceeds as a demand note payable with semiannual interest payments at 10% per annum. On November 10, 2000 the Partnership returned to the individual $5,600,000 allocated as follows:

	Convertible Loan	Note Payable 18%	Loan	Total
Proceeds received	$ 4,770,449	$1,000,000	$ 730,536	$ 6,500,985
November principal payments	(4,770,449)	(99,015)	(730,536)	(5,600,000)
	$ --	$ 900,985	$ --	$ 900,985

At December 31, 2000 the balance of the note payable was $900,985. Accrued interest was $96,407 and interest expense was $96,407 as of and for the year ended December 31, 2000.

During the year, the company paid down $190,000 on the note resulting in a balance of $710,982. This note payable and the note receivable (Note 3) are interrelated. Payments on the note payable will only be made as monies are received on the note receivable and only after Mr. Michael Klein, Limited Partner, has recouped his legal fees.

NOTE 8 - ALLOCATION OF NET INCOME TO PARTNERS

As set forth in Note 1, Mr. Michael Klein is basically the sole owner of the Company. All year 2001 income is allocated to him.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001

NOTE 9 - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Partnership had net capital of $2,001,215 which was $1,901,215 in excess of its required net capital of $100,000. The Partnership's net capital ratio was 41.8%.

NOTE 10 - LEASE COMMITMENTS

The Partnership has a lease for office space which expires in July 2002. Total rent expense for 2001 was $60,135.

Future minimum lease payments under the noncancelable operating lease are as follows:

2002	$20,067

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$3,013,691
Less: Non allowable assets - Schedule Attached	(688,690)
Haircuts - Schedule Attached	(323,786)
NET CAPITAL	$2,001,215
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- 6-2/3 of net aggregate indebtedness	$ 55,762
Minimum dollar net capital required	$ 100,000
Net Capital required (greater of above amounts)	$ 100,000
EXCESS CAPITAL	$1,901,215
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$1,917,573
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 836,423
Percentage of aggregate indebtedness to net capital	41.8%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c 3-1(d)	

RECONCILIATION

The following is a reconciliation, as of December 31, 2001 of the above net capital computation wit the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

UNAUDITED REPORT	$1,978,126
AUDITED REPORT	2,001,215
NET ADJUSTMENTS	$ 23,089
Overstatement Non Allowable Assets	90,000
Unrecorded Liabilities	(66,912)
Rounding	1
	$ 23,089

See accompanying notes to financial statements.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
NON ALLOWABLE ASSETS
DECEMBER 31, 2001

Prepaid Expenses & Other Assets	$ 20,343
Equipment, Net	18,347
Note Receivable	650,000
	$688,690

Haircuts

Investment Account	$ 26,733
Equities	170,437
Undue Concentration	126,616
	$323,786

See accompanying notes to financial statements.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS/DEALERS UNDER RULE 15C3-3 OF THIS SECURITIES EXCHANGE COMMISSION

DECEMBER 31, 2001

Exemptive Provision

The Partnership claims an exemption from the computation of reserve requirements according to the provision of Rule 15c3-3(k)(2)(ii).

See accompanying notes to financial statements.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION
DECEMBER 31, 2001

Exemptive Provision

The Partnership claims exemptions from the possession and control requirements of Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of the Rule.

See accompanying notes to financial statements.

PART II

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)

STATEMENT ON INTERNAL CONTROL

DECEMBER 31, 2001

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Klein Investment Group, L.P.
Beverly Hills, California

In planning and performing my audit of the financial statements of Klein Investment Group, L.P. (the "Company") for the year ended December 31, 2001, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.



George Brenner, CPA

Los Angeles, California
February 20, 2002